

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Francis Knuettel II
Chief Financial Officer
OceanTech Acquisitions I Corp.
515 Madison Avenue, Suite 8133
New York, NY 10022

      Re: OceanTech Acquisitions I Corp.
          Preliminary Proxy Statement filed on Schedule 14A
          Filed April 26, 2023
          File No. 001-40450

Dear Francis Knuettel II:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Andrew M. Tucker, Esq.